Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES.

	Year Ended December 31,

	2007	2006	2006	2005	2004	2003
	(in NOK thousands, except Ratios)
	(unaudited)
	IFRS (1)		NORWEGIAN ACCOUNTING PRINCIPLES
FIXED CHARGES:
Interest and Commissions on debt	8,291,657	4,951,304	4,814,613	2,886,794	2,099,815	1,807,419
Other interest and borrowing expenses	81,968	64,807	64,807	47,987	28,401	21,989
Estimate of the interest within rental expense	317	300	300	311	315	308

Total fixed charges, as defined	8,373,942	5,016,411	4,879,720	2,935,092	2,128,531	1,829,716

EARNINGS:
Net income	(148,786)	159,268	242,573	128,217	218,774	251,170
Income taxes	(61,086)	57,760	90,751	53,431	84,440	100,571
Fixed charges, as defined	8,373,942	5,016,411	4,879,720	2,935,092	2,128,531	1,829,716

Total earnings, as defined	8,164,070	5,233,439	5,213,044	3,116,740	2,431,745	2,181,457

RATIO OF EARNINGS TO FIXED CHARGES(2)(3)	—	1.04	1.07	1.06	1.14	1.19

The amount of coverage deficiency:	209,872
			U.S. ACCOUNTING PRINCIPLES

FIXED CHARGES:
Total fixed charges, as defined			4,879,720	2,935,092	2,128,531	1,829,716

Total U.S. GAAP fixed charges			4,879,720	2,935,092	2,128,531	1,829,716

EARNINGS:
Income before extraordinary income			209,517	(86,266)	945,413	(1,637,803)
Income taxes			90,751	53,431	84,440	100,571
U.S. GAAP adjustment			(12,855)	(83,410)	282,322	(735,120)
U.S. GAAP fixed charges			4,879,720	2,935,092	2,128,531	1,829,716

Total U.S. GAAP earnings				2,818,847	3,440,706	(442,636)

RATIO OF EARNINGS TO FIXED CHARGES (2)(4)(5)			1.06	—	1.62	—

The amount of coverage deficiency:				116,245		2,272,352

(1)	Effective 1 January 2007, the accounts are presented according to international accounting principles as issued by the IASB (International Financial Reporting Standards).

(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income plus taxes and fixed charges. Fixed charges represent interest and commissions on debt, other borrowing expenses, estimates of the interest within rental expenses and premiums on bond debt issued.

(3)	The IFRS ratio of earnings to fixed charges in 2007 had a deficit due to negative earnings of NOK 210 million (USD 39 million). The negative earnings in 2007 was driven by the impact of reduced market values of our investments in securities in the trading portfolio.

(4)	The U.S. GAAP ratio of earnings to fixed charges is based on U.S. GAAP income before extraordinary items. In 2003 the U.S. GAAP ratio of earnings to fixed charges had a deficiency due to negative U.S. GAAP earnings of NOK 443 million (USD 66 million). In 2005, the U.S. GAAP ratio of earnings to fixed charges had a deficiency due to negative U.S. GAAP income before extraordinary items. The amount of the coverage deficiency was NOK 2,272 million (USD 339 million) in 2003 and NOK 0.1 million (USD 0.02 million) in 2005. See Note 34 to our audited consolidated financial statements for the year ended December 31, 2006 (included in our Annual Report on Form 20-F filed with the SEC on March 29, 2007) for further discussion of U.S. GAAP earnings. The negative U.S. GAAP earnings in 2003 and the negative U.S. GAAP income in 2005 were driven by the impact of market movements on the fair value of derivatives, for which hedge accounting is not applied under U.S. GAAP.

(5)	U.S. GAAP data not available for the year ended December 31, 2007.